Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

May 8, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams

Re:	Diana Containerships Inc. Registration Statement on Form F-3 Filed March 24, 2017 File Number 333-216944

Dear Mr. McWilliams:

We refer to the registration statement on Form F-3, filed by Diana Containerships Inc. (the "Company") with the U.S. Securities and Exchange Commission (the "Commission") on March 24, 2017 (the "Registration Statement").  By letter dated April 21, 2017 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Registration Statement.

The Company filed via EDGAR Amendment No. 1 to the Registration Statement on April 28, 2017, which responded to the Staff's comments contained in the Comment Letter.

The Company has today filed via EDGAR Amendment No. 2 to the Registration Statement (the "Second Amended Registration Statement"), which responds to an oral comment received from the Staff on May 3, 2017.  In response to the Staff's oral comment, the Company has filed an updated auditor's consent as Exhibit 23.2 to the Second Amended Registration Statement.

U.S. Securities and Exchange Commission
May 8, 2017

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1265.

Sincerely,

/s/ Edward S. Horton
Edward S. Horton, Esq.

cc:	Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission

Symeon Palios Chief Executive Officer Diana Containerships Inc. Pendelis 18 175 64 Palaio Faliro Athens, Greece